QuickLinks -- Click here to rapidly navigate through this document

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: March 2010	Commission File Number: 1-12384

SUNCOR ENERGY INC.
(Name of registrant)

112 Fourth Avenue S.W.
P.O. Box 38
Calgary, Alberta
Canada, T2P 2V5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☐	Form 40-F	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If "Yes" is marked, indicate the number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

 SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUNCOR ENERGY INC.
Date: March 5, 2010
	By:	"Shawn Poirier" SHAWN P. POIRIER Assistant Corporate Secretary

 EXHIBIT INDEX

Exhibit	Description of Exhibit
Exhibit 99.1	Notice of Meeting, Invitation Letter to Shareholders and Management Proxy Circular, dated March 5, 2010
Exhibit 99.2	Form of Proxy
Exhibit 99.3	NI54-102 Return Card

QuickLinks

SIGNATURES
EXHIBIT INDEX